UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2008

Commission File Number 001-31586

Minefinders Corporation Ltd.

(Translation of registrant's name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☐     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes ☐     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD. (Registrant)
Date July 17, 2008
By: /s/ Mark H. Bailey Name: Mark H. Bailey Title: President and Chief Executive Officer

MINEFINDERS CORPORATION LTD.

2288 – 1177 West Hastings St.

Vancouver, BC V6E 2K3

CHANGE OF AUDITOR NOTICE

This Change of Auditor Notice is made pursuant to NATIONAL INSTRUMENT 51-102, entitled “CONTINUOUS DISCLOSURE OBLIGATIONS” (the “National Instrument”).

At the request of Minefinders Corporation Ltd. (the “Company”), BDO Dunwoody LLP (the “Former Auditor”), Chartered Accountants and Advisors, of Vancouver, British Columbia resigned as the Company’s auditor effective June 13, 2008 (the “Resignation”). Pursuant to Section 149(3) of the Ontario Business Corporations Act, the directors are entitled to fill any casual vacancy in the office of the auditor and have appointed KPMG LLP (the “Successor Auditor”), Chartered Accountants, of Vancouver, British Columbia as the Company’s auditor.

There were no reservations in the Former Auditor’s reports in connection with:

(a)	The audits of the two most recently completed fiscal years; and
(b)	Any period subsequent to the most recently completed period for which an audit report was issued and preceding the date of expiry of the Former Auditor’s term of office.

There are no reportable events including disagreements, unresolved issues and consultations, as defined in the National Instrument, between the Company and the Former Auditor or the Successor Auditor.

The Resignation and the recommendation to appoint the Successor Auditor were considered by the Audit Committee and the Board of Directors of the Company.

MINEFINDERS CORPORATION LTD.

June 13, 2008, Vancouver, BC

“Greg D. Smith” (signed)

________________________________

Greg D. Smith, Chief Financial Officer

BDO Dunwoody LLP	600 Cathedral Place
Chartered Accountants and Advisors	925 West Georgia Street
Vancouver, BC, Canada V6C 3L2
Telephone: (604) 688-5421
Telefax: (604) 688-5132
E-mail: vancouver@bdo.ca
www.bdo.ca

Direct Line: (604) 443-4706 E-mail: ddejersey@bdo.ca 05-6077

June 13, 2008

Greg Smith

Minefinders Corporation Ltd.
2288 - 1177 West Hastings Street
Vancouver, BC     V6E 2K3

Dear Greg

Re: Minefinders Corporation Ltd.

This is to confirm that the client-auditor relationship between Minefinders Corporation Ltd. (Commission File Number 001-31586) and BDO Dunwoody LLP has ceased.

Yours truly,

/s/ BDO Dunwoody LLP

Chartered Accountants

DdJ/sh

Cc:	PCAOB Letter File
Office of the Chief Accountant
Securities and Exchange Commission
Mail Stop 11-3
100 F Street, NE
Washington, D.C. 20549-7561

BDO Dunwoody LLP is a Limited Liability Partnership registered in Ontario

BDO Dunwoody LLP	600 Cathedral Place
Chartered Accountants and Advisors	925 West Georgia Street
Vancouver, BC, Canada V6C 3L2
Telephone: (604) 688-5421
Telefax: (604) 688-5132
E-mail: vancouver@bdo.ca
www.bdo.ca

Direct Line: (604) 443-4706 E-mail: ddejersey@bdo.ca 05-6077

June 27, 2008

British Columbia Securities Commission	Alberta Securities Commission
P.O. Box 10142, Pacific Centre	4th Floor, 300 – 5th Avenue S.W.
701 West Georgia Street	Calgary, Alberta T2P 3C4
Vancouver, B.C. V7Y 1L2	Attention: Executive Director
Attention: Financial Reporting

Saskatchewan Financial Services Commission	The Manitoba Securities Commission
Suite 601, 1919 Saskatchewan Drive	500-400 St. Mary Avenue
Regina, Saskatchewan S4P 4H2	Winnipeg MB R3C 4K5

Quebec Autorité Des Marchés Financiers	Nova Scotia Securities Commission
800, square Victoria, 22[e] étage	2nd Floor, Joseph Howe Building
C.P. 246, tour de la Bourse	1690 Hollis Street
Montréal Québec H4Z 1G3	Halifax, NS B3J 3J9

New Brunswick Securities Commission	Prince Edward Island Securities Office
85 Charlotte St, Suite 300	P.O. Box 2000
Saint John, New Brunswick E2L 2J2	Charlottetown, PE C1A 7N8

Ontario Securities Commission	Securities Commission of Newfoundland 20
Queen Street West, Suite 1903	and Labrador
Toronto, ON M5H 3S8	P.O. Box 8700, 2nd Floor, West Block
Confederation Building
St. John’s, NFLD A1B 4J6
Attention: Director of Securities

Dear Sirs:

Re:     Change of Auditor of Minefinders Corporation Ltd. (the “Company”)

We acknowledge receipt of a Notice of Change of Auditor (the “Notice”) dated 13 June, 2008 given by the Company to ourselves and KPMG LLP.

Based on our information as of this date, we agree with the statements set out in the Notice.

Yours truly,

Chartered Accountants
DdJ/sh

BDO Dunwoody LLP	600 Cathedral Place
Chartered Accountants and Advisors	925 West Georgia Street
Vancouver, BC, Canada V6C 3L2
Telephone: (604) 688-5421
Telefax: (604) 688-5132
E-mail: vancouver@bdo.ca
www.bdo.ca

Direct Line: (604) 443-4706 E-mail: ddejersey@bdo.ca 05-6077

June 13, 2008

British Columbia Securities Commission	Alberta Securities Commission
P.O. Box 10142, Pacific Centre	4th Floor, 300 – 5th Avenue S.W.
701 West Georgia Street	Calgary, Alberta T2P 3C4
Vancouver, B.C. V7Y 1L2	Attention: Executive Director
Attention: Financial Reporting

Saskatchewan Financial Services Commission	The Manitoba Securities Commission
Suite 601, 1919 Saskatchewan Drive	500-400 St. Mary Avenue
Regina, Saskatchewan S4P 4H2	Winnipeg MB R3C 4K5

Quebec Autorité Des Marchés Financiers	Nova Scotia Securities Commission
800, square Victoria, 22[e] étage	2nd Floor, Joseph Howe Building
C.P. 246, tour de la Bourse	1690 Hollis Street
Montréal Québec H4Z 1G3	Halifax, NS B3J 3J9

New Brunswick Securities Commission	Prince Edward Island Securities Office
85 Charlotte St, Suite 300	P.O. Box 2000
Saint John, New Brunswick E2L 2J2	Charlottetown, PE C1A 7N8

Ontario Securities Commission	Securities Commission of Newfoundland 20
Queen Street West, Suite 1903	and Labrador
Toronto, ON M5H 3S8	P.O. Box 8700, 2nd Floor, West Block
Confederation Building
St. John’s, NFLD A1B 4J6
Attention: Director of Securities

Dear Sirs:

Re:     Change of Auditor of Minefinders Corporation Ltd. (the “Company”)

We acknowledge receipt of a Notice of Change of Auditor (the “Notice”) dated 13 June, 2008 given by the Company to ourselves and KPMG LLP.

Based on our information as of this date, we agree with the statements set out in the Notice.

Yours truly,

Chartered Accountants
DdJ/sh

KPMG LLP	Telephone (604) 691-3000
Chartered Accountants	Fax (604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

June 13, 2008

British Columbia Securities Commission	Alberta Securities Commission
P.O. Box 10142, Pacific Centre	4th Floor, 300 – 5th Avenue S.W.
701 West Georgia Street	Calgary AB T2P 3C4
Vancouver BC V7Y 1L2	Attention: Executive Director
Attention: Financial Reporting

Saskatchewan Financial Services Commission	The Manitoba Securities Commission
Suite 601, 1919 Saskatchewan Drive	500 – 400 St. Mary Avenue
Regina, Saskatchewan S4P 4H2	Winnipeg MB R3C 4K5

Quebec Autorité Des Marché Financiers	Nova Scotia Securities Commission
800, square Victoria, 22[e] étage	2nd Floor, Joseph Howe Building
C.P. 246, tour de la Bourse	1690 Hollis Street
Montréal Québec H4Z 1G3	Halifax NS B3J 3J9

New Brunswick Securities Commission	Prince Edward Island Securities Office
85 Charlotte St, Suite 300	P.O. Box 2000
Saint John, New Brunswick E2L 2J2	Charlottetown PE C1A 7N8

Ontario Securities Commission	Securities Commission of Newfoundland
20 Queen Street West, Suite 1903	and Labrador
Toronto ON M5H 3S8	P.O. Box 8700, 2nd Floor, West Block
Confederation Building
St. John’s NFLD A1B 4J6
Attention: Director of Securities

Dear Sirs

Re:     Change of Auditor of Minefinders Corporation Ltd. (the “Company”)

We acknowledge receipt of a Notice of Change of Auditor (the “Notice”) dated June 13, 2008 given by the Company to ourselves and BDO Dunwoody LLP.

Based on our information as of this date, we agree with the statements set out in the Notice.

Yours truly

Chartered Accountants

N.J. (Norm) Mayr
Partner
604 691-3060

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.